Exhibit 99

News

RiT RECEIVES $2.8M ORDER FROM MAJOR TELCO IN LATIN AMERICA

– RiT’s Solution to Document & Mass-Qualify ILEC Network for DSL Services

Tel Aviv, Israel – July 11, 2007 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that it has received a $2.8 million order from a Latin American telecommunications service provider. The order, secured through one of RiT’s Latin American representatives, is due for delivery during the third quarter.

RiT’s equipment will enable the telco to complete the first phase of a network-wide infrastructure documentation and mass-qualification program as part of its efforts to provide nationwide DSL services. The products ordered for the first phase include RiT’s PairView, which will be used for verifying the local loop and cleansing the telco’s outside plant database; PairQ for the qualification of lines for the provision of DSL services; and PairGate for management and analysis of the data provided by both PairView and PairQ.

The customer’s selection of RiT followed an extensive evaluation, during which RiT’s products were chosen as the best solution in the market for the telco’s needs. After acceptance of the first phase of the project, the telco will evaluate whether to expand the project, a development which would result in an additional order for RiT.

Commenting on the news, Mr. Doron Zinger, CEO and President of RiT, said, “We are very pleased that our solutions have been chosen by this large customer for its extensive infrastructure mapping project. The process will give them – for the first time – a totally accurate record of the last mile network and its ability to support high-margin DSL services.”

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

COMPANY CONTACT:

Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-645-5151 Fax: +972-3-647-4115